United States securities and exchange commission logo





                             September 29, 2020

       Peng Dai
       Chief Executive Officer
       iHuman Inc.
       K2, North America International Business Park
       No. 108 Beiyuan Road
       Chaoyang District, Beijing 100012
       People's Republic of China

                                                        Re: iHuman Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed September 24,
2020
                                                            File No. 333-248647

       Dear Mr. Dai:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 4, 2020 letter.

       Amendment No. 1 to Form F-1 filed September 24, 2020

       Our post-offering memorandum and articles of association and our agreement with the depositary bank..., page 55

   1. We note your disclosures that your post-offering memorandum and articles of association provide that "the
United States District Court for the Southern District of New York is the
                                                        exclusive forum within
the United States for the resolution of any complaint asserting a cause of action arising
under the Securities Act of 1933, as amended." However, your
                                                        Amended and Restated
Memorandum of Association states the United States District
                                                        Court for the Southern
District of New York "shall be the exclusive forum within the
 Peng Dai
iHuman Inc.
September 29, 2020
Page 2
         United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States." This appears to apply to all matters under the federal securities laws not just the Securities Act of 1933.
         Please revise your disclosures in your prospectus accordingly. In this regard, we note that
         Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the
         Securities Act or the rules and regulations thereunder. Please also revise your disclose to state that by agreeing to the provision in the deposit agreement, investors will not be deemed to have waived your compliance with the federal securities laws and the rules and regulations promulgated thereunder.
       You may contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 if
you any questions.



FirstName LastNamePeng Dai                                     Sincerely,
Comapany NameiHuman Inc.
                                                               Division of
Corporation Finance
September 29, 2020 Page 2                                      Office of Trade
& Services
FirstName LastName